Via Facsimile and U.S. Mail
Mail Stop 4720

August 14, 2009

Mr. Gearóid M. Faherty
Chairman and Chief Executive Officer
EURAND N.V.
Olympic Plaza
Fred. Roeskestraat 123, 1076 EE
Amsterdam, The Netherlands

Re: EURAND N.V.
Form 20-F for the Period Ended December 31, 2008
Filed March 31, 2009
File No. 001-33444

Dear Mr. Faherty:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Material Contracts, page 93

1.   We note your reference to the Chiesi Agreement and the cross reference to the discussion of this agreement in Item 4. We could not locate a discussion in Item 4 describing the material terms of the agreement. Since the Chiesi Agreement is the only agreement you have identified as a material contract, please revise the description of the agreement to disclose the following information here and in the notes to the financial statements:
    - Quantify all amounts paid to date;

- Quantify the aggregate potential milestone payments;
- Describe the types of events that would trigger the milestone payments;
- Provide a royalty range or a statement that the royalty percentage is in the single digits, teens, etc.; and
- Discuss the material term and termination provisions.

In addition, revise your contractual obligations table to include the aggregate potential milestone payments.

Operating and Financial Review and Prospects
Results of Operations
Research and Development Expenses, page 72

2. Please revise your disclosure to separately quantify the research and development expense incurred on each of your major research and development projects. In addition, discuss the progress and/or changes in the project to further explain the fluctuations in the expenses.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 10: Income taxes, page F-18

3. In your income tax rate reconciliation on page F-19 you disclose a tax charge of €1.8 million related to a FIN 48 "derecognition of tax benefits," representing approximately one-half of your €3.6 million tax provision for 2008. Please revise your disclosure to indicate the nature these tax uncertainties, including the jurisdiction(s) to which they pertain and an indication as to whether uncertainties of this magnitude will recur.

Note 20: Segment and Geographic Information, page F-30

4. In Operating and Financial Review and Prospects on page 62 you disclose the distribution of your revenue by significant therapeutic areas only for 2008. Please revise your footnote disclosure to provide your revenues for each product and service or each group of similar products and services for each year presented as required by paragraph 37 of SFAS 131.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact John Krug, Senior Staff Attorney at (202) 551-3862 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant